Exhibit 99.1

One and One Green Technologies to Present at the H.C. Wainwright 28th Annual Global Investment Conference

SAN RAFAEL, BULACAN, PHILIPPINES, Sept. 10, 2026 (GLOBE NEWSWIRE) -- One and One Green Technologies, Inc. (Nasdaq: YDDL) (“One and One” or the “Company”), a Philippines-based recycler of non-ferrous metals and industrial materials, today announced the Company’s participation in the H.C. Wainwright 28th Annual Global Investment Conference, taking place September 14-16, 2026 at the Lotte New York Palace Hotel in New York City.

The H.C. Wainwright Annual Global Investment Conference is a premier event that brings together corporate leaders, institutional investors, and industry experts from around the world to explore emerging trends, investment opportunities, and strategic insights across a wide range of sectors, including Life Sciences, FinTech, Metals & Mining, Technology/Media/Telecom & Growth, and Cleantech. The conference features company presentations, one-on-one investor meetings, and keynote addresses. Held annually in New York City, the conference has become a key destination for global investors seeking to discover high-growth potential companies. Learn more about the event at https://hcwevents.com/annualconference.

Ms. Tina Yan, Chairman and Chief Executive Officer, and Willis Wong, Chief Financial Officer, will be available for meetings with investors during the conference. Investors interested in scheduling a meeting should contact their H.C. Wainwright representative or email meetings@hcwco.com.

“The Philippines sits at the center of a growing regional flow of electronic waste and scrap metal, and our licensed import and processing platform is built to convert that material into copper and aluminum products manufacturers actually need,” said Ms. Tina Yan, Chairman and Chief Executive Officer of One and One. “H.C. Wainwright brings the right audience together for our company, and we intend to use these meetings to build direct relationships with U.S. institutional investors who follow the metals and cleantech sectors.”

Investors may also contact the Company’s investor relations representative at matthew@strategic-ir.com for additional information.

About One and One Green Technologies, Inc.

One and One Green Technologies, Inc. is a licensed hazardous waste importer and a licensed recycler of non-ferrous metals and industrial materials in the Philippines. One and One transforms electronic waste, scrap metal and other raw materials into high-value products, including copper alloy ingots and aluminum scraps. With significant permitted annual processing capacity and advanced processing capabilities, One and One provides economical, flexible and environmentally responsible recycling solutions to manufacturers and industrial clients across domestic and international markets. One and One is strategically positioned to meet the growing demand for sustainable resource management.

For more information, please visit our website at www.onepgti.com.

Investor Relations Contact:

Matthew Abenante, IRC
President
Strategic Investor Relations, LLC
Tel: 347-947-2093
Email: matthew@strategic-ir.com